Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) is as of November 14, 2011.  We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the three and nine month periods ended September 30, 2011 and 2010 and the restated audited consolidated financial statements as at and for each of years in the three year period ended December 31, 2010, including the related notes therein.  The unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form.  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements.  Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements.  The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law.  The actual results may differ materially from those contained in any forward-looking statements.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform.  The RAMP® technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample.  Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information.  Response Biomedical currently has thirteen tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests in the future.

The Company has strategically added sales and marketing partners and distributors worldwide and continues to invest in identifying and pursuing further suitable opportunities to expand its network.  In China, the Company’s cardiovascular products are distributed by O&D Biotech Co., Ltd China (“O&D”) and Guangzhou Wondfo Biotech Co., Ltd. (“Wondfo”).  The Company has sales and marketing partnerships with 3M Company (“3M”) for its infectious disease products in the U.S. and Shionogi & Co., Ltd. (“Shionogi”) to market its B-type natriuretic peptide (“BNP”) test in Japan.

In 2010, the Company focused on restructuring the operations, capitalizing on efficiencies and cutting costs while attempting to maintain a steady flow of cardiac product revenue.  Further restructuring was implemented during 2011.  The benefits of the 2010 cost cutting measures are being realized in the first nine months of 2011.  The benefits of the 2011 restructuring, including the changes implemented in the three month period ending September 30, 2011, will be realized

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in future quarters.     Revenues may vary in the future due to fluctuations in the sales mix and timing of orders based on distributor demand.

The Company’s revenues by product and service market segment were as follows:

Total revenue for the three month period ended September 30, 2011 increased 1% to $1,571,375 compared to $1,553,001 in 2010.  Total revenue for the nine month period ended September 30, 2011 increased 26% to $6,740,682 compared to $5,357,993 in 2010.

Clinical products revenue for the three month period ended September 30, 2011 increased 14% to $1,429,981 compared to $1,249,385 in 2010.  Clinical products revenue for the nine month period ended September 30, 2011 increased 12% to $4,995,322 compared to $4,449,469 in 2010.

Non-clinical products revenue (Biodefense and Vector products), for the three month period ended September 30, 2011 decreased 54% to $133,860 compared to $292,845 in 2010.  Non-clinical products revenue for the nine month period ended September 30, 2011 increased 111% to $1,282,598 compared to $607,719 in 2010.

Contract service fees and revenue from collaborative research arrangements for the three month period ended September 30, 2011 decreased 30% to $7,534 compared to $10,771 for 2010.  Contract service fees and revenue from collaborative research arrangements for the nine month period ended September 30, 2011 increased 54% to $462,762 compared to $300,805 for 2010.

As at September 30, 2011, the Company had $1,789,925 in cash and cash equivalents, a decrease of $2,540,192 compared to $4,330,117 as at December 31, 2010.  As at September 30, 2011, the Company had a working capital balance of $2,448,992 a decrease of $3,753,056 compared to $6,202,048 as at December 31, 2010.

2011 Key Events:

❑
On January 4, 2011, the Company announced that it entered into an exclusive distribution agreement with Cremascoli & Iris, s.r.l. of Milan, Italy to distribute the full line of RAMP®® cardiac products in Italy.

❑	On March 11, 2011, the Company announced the departure of Livleen Kaler, Vice President, Finance and Administration and Chief Financial Officer.

❑
On April 28, 2011, the Company announced that it has received product registration from China’s State Food & Drug Administration (SFDA) to sell the RAMP® 200 Reader in the Chinese market. One of the Company’s distributors in China, O&D Biotech China Co. Ltd., assisted in the registration application.

❑
On May 4, 2011, the Company announced that it has entered into an exclusive distribution agreement with Fisher Scientific Company of Ottawa, Ontario, Canada to distribute the full line of RAMP® cardiac products in Canada.

❑
On May 27, 2011, the FDA informed the Company that the NTproBNP assay does not have 510 (k) clearance on the RAMP® 200 reader.  Subsequently, the Company received notification from its U.S. distributor that they have issued a stop shipment on all RAMP® 200 branded products until 510(k) clearance had been received by the FDA.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

❑
On June 13, 2011, the Company announced that it has received notification from the U.S. Food and Drug Administration (FDA) that its NTproBNP Assay did not meet the criteria to obtain a waiver under the Clinical Laboratory Improvement Amendments of 1988 (CLIA).  The fact that the Company did not obtain the waiver for its NTproBNP Assay does not affect its current global distribution channels.  The Company did not forecast any sales with the assumption that its NTproBNP Assay would be CLIA waived.

❑
On September 2, 2011, the Company announced that they have received notification from Roche Diagnostics that they have terminated, effective September 30, 2011, the sales and distribution agreement between Roche and the Company dated June 25, 2008.  Roche Diagnostics terminated the agreement because the Company has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market the Company’s cardiovascular POC tests in the United States using the RAMP® 200 Reader.  Following the termination the Company has been and is now marketing and selling the cardiovascular panel on the RAMP® Reader directly to customers in the U.S., as the Company has the necessary approvals from FDA to do so. The termination did not have a material financial effect during the three months ended September 30, 2011 and the Company does not expect the termination to have a material financial effect for the remainder of the fiscal year.

❑
On September 30, 2011, the Company announced that, as a result of an ongoing internal review of prior transactions and previous financial disclosure and following consultation with its external auditors, it has determined that it is appropriate to re-state and re-file audited financial statements for the year ended December 31, 2010 and unaudited financial statements for the first two quarters of 2011.

❑
On October 20, 2011, the Company announced the appointment Dr. David Wang of Orbimed Asia to the Board of Directors of Response Biomedical, the resignation of Dr. Jonathan Wang as a Director of Response Biomedical, and the promotion of two executives to leadership positions in the Company.

❑
On November 9, 2011, the Company announced it had restated its annual audited consolidated financial statements for the year ended December 31, 2010 and its interim unaudited consolidated financial statements for the periods ended March 31, 2011 and June 30, 2011.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited interim consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include stock‐based compensation expense, the estimated life of property, plant and equipment, recoverability of long‐lived assets and provisions for inventory obsolescence.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s significant accounting policies are disclosed in Note 2 to the restated audited consolidated financial statements as at and for the years ended December 31, 2010 and 2009.  The Company believes that the significant accounting policies disclosed in its restated audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results.  Additional information relating to the Company, including its fiscal 2010 restated audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Changes in Significant Accounting Policies
Prior to January 1, 2011, the Company prepared the consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for the consolidated financial statements. The consolidated interim unaudited financial statements for the three and nine month period ended September 30, 2011 including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained in the consolidated interim financial statements has been recast to reflect the results as if they had been historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $736,558, a decrease in share capital of $69,288, and an increase in contributed surplus of $805,846, at January 1, 2011. These differences are outlined in our restated annual audited consolidated financial statements for the year ended December 31, 2010 in Note 18.

Recent Accounting Pronouncements

Effective December 31, 2010, the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles.  Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will became non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In the first quarter of 2011, the Company adopted Accounting Standards Codification (ASC) Subtopic 605-25, Revenue Recognition - Multiple-Element Arrangements (ASC Subtopic 605-25). ASC Subtopic 605-25 provides principles for allocation of consideration among multiple-elements in an arrangement, allowing more flexibility in identifying and accounting for revenue from separate deliverables under an arrangement. ASC Subtopic 605-25 introduces an estimated selling price method for allocating revenue to the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

June 15, 2010. The adoption of ASC Subtopic 605-25 did not have a material effect on our consolidated financial statements.

In the first quarter of 2011, the Company adopted Accounting Standards Codification (ASC) Subtopic 605–28, Milestone Method of Revenue Recognition (ASC Subtopic 605-28). This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard is effective for periods beginning after January 1, 2011. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In the second quarter of 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income.  ASU 2011-05 eliminates the option to present other comprehensive income in the statement of changes in equity and provides the option to present the components of net income and comprehensive income in either one combined financial statement or two consecutive financial statements. We currently present the components of comprehensive income in our Consolidated Statements of loss, comprehensive loss and deficit. The adoption of ASU 2011-05 did not affect our operating results, cash flows or financial position.

RESULTS OF OPERATIONS

For the three and nine month periods ended September 30, 2011 and 2010:

Revenue and Cost of Sales

Total revenue for the three month period ended September 30, 2011 increased 1% to $1,571,375 compared to $1,553,001 in 2010.  Total revenue for the nine month period ended September 30, 2011 increased 26% to $6,740,682 compared to $5,357,993 in 2010.

Revenues from product sales for the three month period ended September 30, 2011 increased 1% to $1,563,841 compared to $1,542,230 in 2010.  Revenues from product sales for the nine month period ended September 30, 2011 increased 24% to $6,277,920 compared to $5,057,188 in 2010.

Clinical products revenue for the three month period ended September 30, 2011 increased 14% to $1,429,981 compared to $1,249,385 in 2010.  Clinical products revenue for the nine month period ended September 30, 2011 increased 12% to $4,995,322 compared to $4,449,469 in 2010.   A significant portion of the increase in revenue came from sales to O&D Biotech Co., a distributor who is making strong progress in the Chinese market with RAMP® products. Underperformance by domestic channel partners has been more than offset by our partners in China and other international territories. Sales of clinical products are variable based on the timing of orders from distributors and marketing partners.

As noted in our “Key Events” above, on September 2, 2011, the Company received notification from Roche Diagnostics that they have terminated, effective September 30, 2011, the sales and distribution agreement between Roche and the Company dated June 25, 2008.  Roche Diagnostics terminated the agreement because the Company has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market the Company’s cardiovascular tests for use in point-of-care settings in the United States using the RAMP® 200 Reader.

Following the termination the Company has been and is now marketing and selling the cardiovascular panel on the RAMP® Reader directly to customers in the U.S., as the Company has the necessary approvals from FDA to do so. The termination did not have a material financial effect during the three months ended September 30, 2011 and the Company does not expect the termination to have a material financial effect for the remainder of the fiscal year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-clinical products revenue (Biodefense and Vector products), for the three month period ended September 30, 2011 decreased 54% to $133,860 compared to $292,845 in 2010.  Non-clinical products revenue for the nine month period ended September 30, 2011 increased 111% to $1,282,598 compared to $607,719 in 2010.  The increase is primarily due to a significant sale to one customer during the period.  Sales of Vector products are driven by a combination of weather patterns, seasonality and timing of orders from distributors that cause period over period fluctuations. In the future, the Company expects the sale of non-clinical products to continue to fluctuate at varying levels.

Contract service fees and revenue from collaborative research arrangements for the three month period ended September 30, 2011 decreased 30% to $7,534 compared to $10,771 for 2010.  Contract service fees and revenue from collaborative research arrangements for the nine month period ended September 30, 2011 increased 54% to $462,762 compared to $300,805 for 2010. The change in the nine month period ended September 30, 2011 is primarily due to the termination of a project agreement as further development was suspended pending changes to requirements by the U.S. FDA. Upon termination, the Company recognized the remaining revenue under the contract to offset costs incurred in accordance with the agreement.  Variability in contract service fees is due to the timing and performance of services required to recognize service revenue from the Company’s collaborations.  In the future, the Company expects decreases in contract service revenue as a result of the termination of projects during the period and the fact no projects are currently ongoing.

Cost of sales for the three month period ended September 30, 2011 decreased 19% to $1,284,556 compared to $1,592,502 in 2010. Cost of sales for the nine month period ended September 30, 2011 increased 6% to $5,065,648 compared to $4,800,381 in 2010.  During the same periods, product sales increased 1% and 24% respectively. Cost of product sales includes direct manufacturing labour costs, direct materials costs, royalties, inventory provisions for obsolescence and scrap, allocated overhead including depreciation and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

Overall gross margin from product sales for the three month period ended September 30, 2011 is 18% as compared to negative 3% in 2010. Overall gross margin from product sales for the nine month period ended September 30, 2011 is 19% as compared to 5% in 2010.  The increase in the margin is due to increases in sales volumes which absorb more manufacturing overhead, continued labour cost improvements, changes in sales mix to higher gross margin items, offset by increasing material and overhead costs.  The level of gross margins realized in the future will depend on product pricing, sales volume, sales mix, and manufacturing cost efficiencies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Expenses

Overall, expenses in the three months ended September 30, 2011, have increased 5% to $2,426,470 from $2,307,546 in the same period in 2010. Expenses in the nine months ended September 30, 2011, have decreased 20% to $5,745,987 from $7,178,746 in the same period in 2010.  The increase in expenses in the three months ended September 30, 2011 is primarily due to estimated severance expenses that have been accrued arising from the termination of several former executives. The overall decrease in expenses in 2011 over the same periods in 2010 is primarily due to the strategic realignment of resources and company-wide cost cutting measures that began in 2010.

Research and development expenditures for the three month period ended September 30, 2011 decreased 36% to $802,502 compared to $1,261,440 in 2010. Research and development expenditures for the nine month period ended September 30, 2011 decreased 46% to $2,093,553 compared to $3,903,313 in 2010.  The decrease in research and development expenses in the three month period arises primarily from a reduction in payroll and associated costs of $303,000. In addition there was an overall decrease in the costs of development projects of $92,000, $31,000 in legal fees incurred for work on patents, and $32,000 in other administrative costs all attributed to fewer projects being undertaken.  In the future, the Company expects fluctuations in research and development expenditures as a result of the size and number of projects in development and the timing of clinical trial activities.

General and administrative expenditures for the three month period ended September 30, 2011 increased 111% to $1,399,778 from $663,484 in 2010.  General and administrative expenditures for the nine month period ended September 30, 2011 increased 28% to $2,855,066 from $2,229,488 in 2010. The increase in general and administrative costs in the three month period arises primarily from an increase in payroll expenses of $440,000 due to the $576,000 severance expenses offset by general headcount decreases resulting in a decrease of $136,000 , $102,000 in director services due to a significant increase in the duties performed, $ 79,000 increase in recruiting costs, $77,000 in increased legal fees as a result of the restatements for the annual and quarterly financial statements,  and $31,000 increase in bad debt expense as a result of an account being deemed uncollectible during the period. The Company expects general and administrative expenses fluctuate in the future dependent on the activity of the Company.

Marketing and business development expenditures for the three month period ended September 30, 2011 decreased 41% to $224,190 compared to $382,622 in 2010. Marketing and business development expenditures for the nine month period ended September 30, 2011 decreased 24% to $797,368 compared to $1,045,945 in 2010. The decrease in sales and marketing costs arises primarily from decreases in payroll and associated costs of $111,000, and a decrease of $28,000 of amortization expense.  In the future, the Company expects fluctuations in sales and marketing expenditures as a result of targeted business development activities to expand sales and marketing opportunities in current and new territories.

Other Income/Expenses

For the three month period ended September 30, 2011, interest

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

expense amounted to $190,085 compared to $201,889 in 2010.  For the nine month period ended September 30, 2011, interest expense amounted to $589,046 compared to $616,719 in 2010.  This interest expense is primarily related to the interest portion of the repayable leasehold improvement allowance on the facility lease agreement.

During the three month period ended September 30, 2011, the company earned interest income of $3,657 compared to $4,880 in 2010.  During the nine month period ended September 30, 2011, the company earned interest income of $14,047 compared to $6,380 in 2010.  The interest earned is primarily from the cash equivalents and restricted funds invested in secured investment vehicles.  The variation in interest earned is due to fluctuations in the interest rate, the amount of and terms of investments from time to time.

During the three month period ended September 30, 2011, the company realized a foreign exchange gain of $125,307 compared to a foreign exchange loss of $37,730 in 2010.  During the nine month period ended September 30, 2011, the company realized a foreign exchange gain of $59,233 compared to a foreign exchange loss of $42,744 in 2010.  Foreign exchange gains and losses are largely due to U.S. dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month.  The exchange rate as at September 30, 2011 was $0.9686 U.S. per CDN dollar [September 30, 2010 - $0.9718, December 31, 2010 - $1.005].

Loss

For the three month period ended September 30, 2011, the Company reported a loss of $2,200,772 or $0.06 per share, compared to a loss of $2,581,786 or $0.07 per share in 2010.  For the nine month period ended September 30, 2011, the Company reported a loss of $4,586,719 or $0.12 per share, compared to a loss of $7,274,217 or $0.25 per share in 2010. The decrease in the loss for the three months ended September 30, 2011 is attributed to the increase in product sales, improved gross margins during the period, and lower operating costs across all departments, offset by severance costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s audited and unaudited consolidated financial statements prepared in accordance with U.S. GAAP for the eight quarters ended September 30, 2011.

	2011	2011	2011	2010	2010	2010	2010	2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
		Restated	Restated	Restated	Restated	Restated	Restated
Product Revenue	1,563,841	2,691,623	2,022,456	1,699,754	1,542,230	2,112,424	1,402,534	1,856,901

Cost of Sales	1,284,556	1,783,205	1,997,887	2,297,157	1,592,502	1,919,838	1,288,041	1,905,877

Gross Profit (Loss)	279,285	908,418	24,569	(597,403)	(50,272)	192,586	114,493	(48,976)

Gross Margin on Product Sales	18%	34%	1%	(35%)	(3%)	9%	8%	(3%)

Services Revenue	7,534	7,124	448,104	55,261	10,771	143,089	146,945	594,029

Total Revenue	1,571,375	2,698,747	2,470,560	1,755,015	1,553,001	2,255,513	1,549,479	2,450,930

Expenses	2,426,470	1,520,716	1,798,801	2,037,510	2,307,546	2,123,585	2,747,614	3,050,398

Loss for the Period	2,200,772	797,129	1,588,818	2,807,694	2,581,786	1,963,601	2,728,830	2,735,908

Loss per Share – Basic and Diluted	0.06	0.02	0.04	0.09	0.06	0.08	0.11	0.12

Total Assets	15,936,113	16,623,799	17,545,418	19,523,931	22,340,511	18,007,570	19,292,983	21,464,196

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

▪	Increases or decreases in sales volumes which are a primary reason for increases or decreases in gross margins and losses;
▪	The timing of clinical product orders from the Company’s marketing partners and distributors including the timing of periodic large cardiac orders from O&D, our largest distributor;
▪	Launch of products by new distributors;
▪	Regulatory approvals enabling product launches or regulatory actions constraining selling activity in a territory;
▪	Seasonality related to the demand for RAMP® West Nile Virus products; and
▪	Occasional sales of biodefense products such as a large sale that occurred during the second quarter of 2011.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the size and number of projects in development and the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in profits or losses reported are primarily the result of the variability of the following:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Product sales due to the timing of orders by the Company’s main distributors;
•	Service revenue due to the timing of recognition of contract service fees and revenues from collaborative research arrangements;
•	Gross margins on product sales due to levels of sales volumes, changes in product mix, and charges incurred due to the scale up and automation of the Company’s manufacturing operations;
•	Operating expense changes including severance payments due to changes in staffing levels across departments associated with cost-cutting measures undertaken by management; and
•	Other expenses due to fluctuations in interest income and foreign exchange gains and losses.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity financings.  As of September 30, 2011, the Company has raised approximately $97 million from the sale and issuance of equity securities, net of issue costs.

As at September 30, 2011, the Company had a working capital balance of $2,448,992, a decrease of $3,753,056 compared to $6,202,048 as at December 31, 2010.  For the three months ended September 30, 2011, the Company relied primarily on proceeds from the issuance of common shares through a private placement in 2010, cash on hand and cash generated from gross margin on product sales and repayments related to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

For the three and nine months ended September 30, 2011, the Company reported a loss of $2,200,772 and $4,586,719 compared to a loss of $2,581,786 and $7,274,217 in 2010.  The Company has sustained continuing losses since its formation and at September 30, 2011, had a deficit of $106,105,498 and for the three and nine months ended September 30, 2011 incurred negative cash flows from operations of $656,942 and $2,318,837 compared to $2,582,271 and $6,960,577 in 2010.  Even though there is an improvement in the negative cash flow, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of equity financings.  Management will continue, as appropriate, to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.  See “Risks and Uncertainties”.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at September 30, 2011, the Company had the following commitments and contractual obligations:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$

Equipment Operating Leases	237,866	51,898	103,796	82,172	-

Repayable Leasehold Allowance	12,033,119	1,061,746	2,123,491	2,123,492	6,724,390

Facility Lease	13,261,224	942,707	1,998,255	2,162,520	8,157,742

Subtotal Premises & Equipment	25,532,209	2,056,351	4,225,542	4,368,184	14,882,132

License Fees	104,248	31,777	47,971	22,000	2,500

Purchase Commitments	785,574	82,464	311,714	391,396	-

Total Commitments and Obligations	26,422,031	2,170,592	4,585,227	4,781,580	14,884,632

As at September 30, 2010, the Company had the following commitments and contractual obligations:

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$

Equipment Operating Leases	76,360	53,680	22,680	-	-

Repayable Leasehold Allowance	13,094,865	1,061,745	2,123,492	2,123,492	7,786,136

Facility Lease	14,168,815	907,591	1,922,372	2,078,210	9,260,642

Subtotal Premises & Equipment	27,340,040	2,023,016	4,068,544	4,201,702	17,046,778

License Fees	133,750	31,000	73,000	27,000	2,750

Purchase Commitments	817,035	79,738	259,549	378,461	99,287

Total Commitments and Obligations	28,290,825	2,133,754	4,401,093	4,607,163	17,148,815

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTSTANDING SHARE CAPITAL

As at September 30, 2011 there were 38,950,262 common shares issued and outstanding for a total of $96,945,332 in share capital, 275,575 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $3.36 per share, 1,016,486 common shares reserved for future grant or issuance under the Company’s stock option plan and 1,700,163 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.00 per share.

As at November 14, 2011, there were 38,950,262 common shares issued and outstanding, 215,715 (of which 140,570 are exercisable at a weighted-average exercise price of $0.88 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $3.42 per share, with 1,076,346 common shares reserved for future grant or issuance under the Company’s stock option plan.  The outstanding warrants expired on October 28, 2011 and October 31, 2011 unexercised.

RELATED PARTY TRANSACTIONS

The Company retained a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the three and nine month period ended September 30, 2010, the Company incurred legal expenses from this law firm totaling $ 15,797 of which none remains outstanding.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

Concentration of credit risk with respect to accounts receivable is principally limited to certain customers to whom we make substantial sales.  Customers that represent a concentration risk are those whose outstanding receivable is 10% or greater than the total balance or those customers who represent 10% or greater of our total revenue.  As at September 30, 2011, one customer represents 69% of the trade receivables balance [December 31, 2010 – two customers represented 72%].  For the three months ended September 30, 2011, one customer represents 57% of total product sales [2010 – three customers represented 58%]. For the nine months ended September 30, 2011, one customer represents 45% of total product sales  [2010 – three customers represented 62%].  For the three months ended September 30, 2011, one customer represents 97% of total service revenue [2010 – one customer represented 100%]. For the nine months ended September 30, 2011, one customer represents 97% of total service revenue [2010 – two customers represented 91%] of total service revenues. To reduce this risk, we routinely assess the financial strength of our customers and, as a consequence, believe that our accounts receivable credit risk exposure is limited. We historically have not experienced any significant credit losses related to an individual customer or groups of customers in any particular industry or geographic area except as noted in our restatement adjustments which was due to the termination of the Sales and Distribution Agreement by Roche.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of approximately $77,000 in the Company's loss.

SUBSEQUENT EVENTS

Subsequent to the period ended September 30, 2011, there was additional turnover at the management level which results in additional severance payments of up to $0.1 million which will be paid over 2011 and 2012

CONTINGENCIES

As noted above, the Company received notification from Roche Diagnostics that they have terminated the sales and distribution agreement between Roche and the Company dated June 25, 2008.  This termination gives rise to loss contingencies that have a reasonable possibility of occurring but for which the potential amount of loss cannot be reasonably estimated.

In addition, the circumstances leading to the financial statement adjustments described in note 4 of the restated audited consolidated financial statements, give rise to loss contingencies that are reasonably possible of occurrence but for which the potential amount of losses cannot be reasonably estimated.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of our management of the effectiveness of the design and operation of the disclosure controls and procedures (as defined in National Instrument 52-109 and Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended)  of the Company as at 30 September 2011.

In connection with the previously announced restatements of certain of our prior period financial statements, management of the Company, including our new interim Chief Executive Officer and Corporate Controller determined that due to the material weaknesses in internal control over financial reporting described in the restated annual MD&A, the Company’s disclosure controls and procedures were not effective as of 30 September 2011.  Additional information regarding the prior restatements is contained in the Company’s amended regulatory filings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Evaluation of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in National Instrument 52-109 and Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) for us.

Our management has assessed the effectiveness of our internal control over financial reporting as of 30 September 2011.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  As a result of this assessment, management concluded that the material weaknesses identified and disclosed in prior regulatory filings are still being addressed through implementation of a series of improvements to internal policies, procedures, and controls and that  our internal control over financial reporting at September 30, 2011 were not effective.

The Company’s management believes that while the most severe previous period material weaknesses have been addressed and the financial reporting for the period ended September 30, 2011 is accurate, additional efforts underway should continue to further improve and enhance internal policies, controls, and procedures. The Company’s management is committed to continuing to improve the Company’s internal control processes and will continue to diligently and vigorously review the Company’s financial reporting controls and procedures.  As the Company continues to evaluate and work to improve its internal control over financial reporting, it may determine to take additional measures to address control deficiencies or determine to modify, or in appropriate circumstances not to complete, certain remediation measures.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth.  Accordingly, there are a variety of risks that the Company will face in order to be successful:

1)
Financial results: The Company’s inability to generate sufficient cash flows or raise additional funds may result in it not being able to continue as a going concern.  The Company’s unaudited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The Company has incurred significant losses to date and as at September 30, 2011 had an accumulated deficit of $106,105,498 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain additional financing and on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business;

2)	Need to raise additional capital: The Company has incurred substantial operating losses and has an ongoing need to raise additional funds to continue conducting its research and development programs

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and clinical trials, purchase capital equipment and commercialize its products.  When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets, that funds will be available on acceptable terms, if at all.  If additional funds are not obtained when needed, the Company would have to curtail or cease its operations resulting in a material adverse impact on its business and stakeholders;

3)
Economic conditions: During the current economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products;

4)
Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses;

5)
Personnel: The Company is dependent upon members of management and scientific staff, who could leave the Company at any time.  In the event the Company is unable to retain key personnel or attract, recruit and train qualified key new personnel on favourable terms, the Company may find itself unable to carry out its corporate objectives;

6)
Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers.  In the event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications;

7)
Alliances: Since the Company does not have a direct sales channel for its clinical products, the Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products.  If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted;

8)
Geographical Concentration: A significant amount of our product revenue derives from sales of our products through our distribution channel partners in China. China is a dynamic and rapidly evolving market for medical technology including the near-patient diagnostic testing market in which the Company competes. We have neither a direct presence nor personnel in China to allow us to closely monitor and understand this market. We may not be able to anticipate changes in this market as a consequence, which could materially and adversely impact our product sales.

9)
Distributor Concentration: The Company depends on one distributor for a significant portion of its revenues and cash flows.  If this distributor’s demand significantly decreases, the Company’s total product sales will be significantly reduced;

10)
Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than us, with respect to patents in this area;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

11)
Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all;

12)
Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success, together with its distribution partners, in developing the point-of-care NT-proBNP market;

13)
Stock Exchange Listing:  The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”).  Continued listing on the TSX requires, among other things, that the Company's financial condition and the trading value of its common shares meet the TSX requirements.

14)
Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry.  The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business;

15)
Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances.  In addition, the criteria needed to obtain regulatory clearance has become more stringent making the appropriate clearance more difficult to obtain;

16)
Third-party reimbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement.  Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs;

17)
Seasonality: The business and industry is affected by seasonality, including governmental budget cycles.  The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses;

18)
Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting; Effective January 1, 2011, the Company converted its primary basis of accounting from Canadian GAAP to U.S. GAAP.  Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under ASC 718, involves significant assumptions that are subject to change and difficult to predict; and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

19)
Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars.  The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.